**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of AST SPACEMOBILE, INC. (the "Company") on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the Securities and Exchange Commission (the "Report"), I, Sean R. Wallace, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Dated: November 14, 2022

/s/ Sean R. Wallace
_____
Sean R. Wallace
Chief Financial Officer
Principal Financial Officer